SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       To
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

           DSI REALTY INCOME FUND VI, a California Limited Partnership DSI REALTY INCOME FUND VII, a California Limited Partnership DSI REALTY INCOME FUND VIII, a California Limited Partnership DSI REALTY INCOME FUND IX, a California Limited Partnership DSI REALTY INCOME FUND XI, a California Limited Partnership

                          (Names of Subject Companies)

 MACKENZIE PATTERSON, INC.; MP INCOME FUND 18, LLC; MP INCOME FUND 17, LLC; MP FALCON FUND, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON GROWTH FUND 2, LLC;
MACKENZIE FUND VI, L.P.; MACKENZIE PATTERSON SPECIAL FUND 3, L.P.; ACCELERATED
 HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MACKENZIE SPECIFIED INCOME FUND, L.P.; AND MP DEWAAY FUND, LLC

                                    (Bidders)

                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

     Subject Company                                           CUSIP Number
     ---------------                                           ------------

DSI REALTY INCOME FUND VI, a California Limited Partnership DSI REALTY INCOME FUND VII, a California Limited Partnership DSI REALTY INCOME FUND VIII, a California Limited Partnership DSI REALTY INCOME FUND IX, a California Limited Partnership DSI REALTY INCOME FUND XI, a California Limited Partnership

                    (CUSIP Numbers of Classes of Securities)
                             -----------------------


                                                   Copy to:
Christine Simpson                     Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.             Derenthal & Dannhauser
1640 School Street                    One Post Street, Suite 575
Moraga, California  94556             San Francisco, California  94104
(925) 631-9100                        (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                            Calculation of Filing Fee

Subject                                            Transaction      Amount of
Company                                            Valuation*       Filing Fee
-------                                            -----------      ----------

DSI REALTY  INCOME  FUND VI,
 a  California  Limited  Partnership                $8,076,020       $1,615.20
DSI REALTY  INCOME  FUND VII,
 a  California  Limited  Partnership                $7,200,000       $1,440.00
DSI REALTY  INCOME  FUND VIII,
 a  California  Limited  Partnership                $8,160,000       $1,632.00
DSI REALTY  INCOME  FUND IX,
 a  California  Limited  Partnership                $7,980,180       $1,596.04
DSI REALTY  INCOME  FUND XI,
 a  California  Limited  Partnership                $6,000,000       $1,200.00
                                                    ----------       ---------
Total                                               $37,416,200      $7,483.24

* For purposes of calculating the filing fee only. Assumes the purchase of the numbers of Units at the cash purchase prices set forth below for each of the subject companies.

Subject                                    Offer Price      Maximum Number
Company                                    Per Unit         of Units Sought
-------                                    --------         ----------------

DSI REALTY  INCOME  FUND VI,
 a  California  Limited  Partnership       $340              23,753
DSI REALTY  INCOME  FUND VII,
 a  California  Limited  Partnership       $300              24,000
DSI REALTY  INCOME  FUND VIII,
 a  California  Limited  Partnership       $340              24,000
DSI REALTY  INCOME  FUND IX,
 a  California  Limited  Partnership       $260              30,693
DSI REALTY  INCOME  FUND XI,
 a  California  Limited  Partnership       $300              20,000

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $7,483.24
         Form or Registration Number: Schedule TO
         Filing Party: Above Bidders
         Date Filed: April 4, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         The Tender Offer Statement on Schedule TO filed on April 5, 2002, by MACKENZIE PATTERSON, INC.; MP INCOME FUND 18, LLC; MP INCOME FUND 17, LLC; MP FALCON FUND, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MACKENZIE FUND VI, L.P.; MACKENZIE PATTERSON SPECIAL FUND 3, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MACKENZIE SPECIFIED INCOME FUND, L.P.; AND MP DEWAAY FUND, LLC (collectively the "Purchasers") to purchase the numbers of Units of Limited Partnership Interest ("Units") at the cash purchase prices set forth below for each of the subject companies (collectively the "Partnerships" and each a "Partnership") is hereby amended as set forth herein. Except as amended hereby, all of the terms of the Offer and all disclosure set forth in the Schedule previously filed remain unchanged.

                                              Offer Price      Maximum
Subject Company                               Per Unit         Units Sought
---------------                               -----------      ------------

DSI REALTY  INCOME  FUND VI,
 a  California  Limited  Partnership          $340              23,753
DSI REALTY  INCOME  FUND VII,
 a  California  Limited  Partnership          $300              24,000
DSI REALTY  INCOME  FUND VIII,
 a  California  Limited  Partnership          $340              24,000
DSI REALTY  INCOME  FUND IX,
 a  California  Limited  Partnership          $260              30,693
DSI REALTY  INCOME  FUND XI,
 a  California  Limited  Partnership          $300              20,000

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.
         --------

         (a)(1)   Offer to Purchase dated April 5, 2002

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 25, 2002

MACKENZIE PATTERSON , INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MP FALCON GROWTH FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP FALCON GROWTH FUND 2, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP FALCON FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP INCOME FUND 17, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP INCOME FUND 18, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MACKENZIE FUND VI, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 3, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

 MACKENZIE SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

                                  EXHIBIT INDEX


Exhibit           Description                             Page
-------           -----------                             ----

(a)(1)   Offer to Purchase dated April 5, 2002